		EXHIBIT 12
PENNZOIL-QUAKER STATE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	For the six months ended
	June 30,
	2001	2000
	(Dollar amounts expressed in thousands)
Income (loss) from continuing operations
before income from equity investees	$ (5,809)	$ 7,188
Distribution of income from equity investees	7,400	4,750
Amortization of capitalized interest	425	452
Income tax provision	308	11,087
Interest charges	62,263	59,146
Income (loss) before income tax provision and interest charges	$ 64,587	$ 82,623
Fixed charges	$ 62,263	$ 59,146
Ratio of earnings to fixed charges	1.04	1.40
DETAIL OF INTEREST AND FIXED CHARGES
	For the six months ended
	June 30,
	2001	2000
	(Expressed in thousands)
Interest charges per Consolidated Statement of Operations
which includes amortization of debt discount, expense and premium	$ 48,877	$ 45,242
Add: portion of rental expense representative of interest factor (1)	13,386	13,904
Total fixed charges	$ 62,263	$ 59,146
Less: interest capitalized per Consolidated Statement of Operations	-	-
Total interest charges	$ 62,263	$ 59,146
(1) Interest factor based on management's estimates and approximates one-third of rental expense.